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                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

  Includes the free translation of the answer to Ordinary Forms 00427 and 00428 submitted by Sociedad Quimica y Minera de Chile S.A. to the Superintendencia
        de Valores y Seguros de Chile on January 17 and January 18, 2005,
                                  respectively.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                     ---------------------------------------
             (Exact name of registrant as specified in its charter)

                    CHEMICAL AND MINING COMPANY OF CHILE INC.
                    -----------------------------------------
                 (Translation of registrant's name into English)

                El Trovador 4285, Santiago, Chile (562) 425-2000
                ------------------------------------------------
           (Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F    x                             Form 40-F
                    -----                                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

       Yes                                               No   x  .
           -----                                            -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82
                                   --------------------



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                                      SQM
                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.


                                                      Santiago, January 17, 2005

Mr.
Alejandro Ferreiro Y.
Superintendent
Securities and Insurance Superintendence
Avda. Libertador Bernardo O'Higgins 1449
Santiago
--------


Dear Mr. Superintendent.

      We have received your Ordinary Form Number 00427 dated January 14, 2005. Regarding that Form and as requested by it, we may indicate the following:

        1. On January 10, 2005, and as established in the "Environment Law", SQM Salar S.A., an affiliate of Sociedad Quimica y Minera de Chile S.A. ("SQM"), filed for its study before the COREMA of the II Region an Environmental Impact Study titled "Changes and Improvements of the Salar de Atacama Mining Operation Project" ("Project"). Said Project involves several changes and improvements in the mentioned operation and include those published by the "Estrategia" newspaper on January 13, 2005.

        2. The future implementation of said Project will depend upon, among other things, its approval by the COREMA of the II Region and other relevant institutions, the mineral content of the respective brines, market conditions and future technological developments. The Project, if carried out, will involve an approximate amount of US$234.2 million that will span a period of 26 years, beginning in 2005, with an initial investment of US$35 million for the years 2005 and 2006. This initial investment is included in the "2004/2006 Capital Expenditure Plan" referred to in the previously indicated Form, and that will be financed with internally generated cash flows.



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      We remain at your disposal to clarify any additional aspects that you may deem relevant in relation to the above.

Yours truly,


                               SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.


                                   CONF: /s/ PATRICIO CONTESSE G.
                                        ------------------------------
                                        PATRICIO CONTESSE G.
                                       CHIEF EXECUTIVE OFFICER



Cc:      Santiago Stock Exchange
         Brokers Stock Exchange
         Electronic Stock Exchange
         New York Stock Exchange
         Securities and Exchange Commission
         The Bank of New York




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                                       SQM
                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.


                                                      Santiago, January 18, 2005

Mr.
Alejandro Ferreiro Y.
Superintendent
Securities and Insurance Superintendence
Avda. Libertador Bernardo O'Higgins 1449
Santiago
--------


Dear Mr. Superintendent.

      We have received your Ordinary Form Number 00428 dated January 14, 2005. Regarding that Form and updating what was exposed in the filings sent to you on April 8 and May 12, 2004 -Essential Issue-, we may indicate the following:

        1. SQM and Distrinor S.A. ("Distrinor") subscribed, on May 22, 2001, a Natural Gas Supply Contract, of a "fixed nature", pursuant to which Distrinor, among other aspects, is required to supply and sell to SQM -for a period of 10 years beginning on June 1, 2001- all the natural gas the Company requires for "heat generation" at its industrial facilities located in Chile's Second Region and that the parties have estimated to be approximately 3,850,000 million Btu per year.

                Said contract is currently in effect, notwithstanding the reductions in the natural gas supply that Distrinor implemented, with SQM's consent, during some days of 2004 and that the latter was able to overcome with a higher production cost by using diesel as an alternative energy source.

        2. The effects of any new reduction in the supply of natural gas will depend on, among other things, the volume of the reduction, its timing and the existence of industrial equipments that can use diesel or fuel oil instead of natural gas. In that sense, Distrinor has already informed SQM that there could be future temporary reductions in the supply of natural gas. On the other hand, SQM is in the period (summer) in which it has lower requirements of natural gas and has carried out or is about to carry out most of the necessary investments in its productive systems to replace -as an alternative fuel- part of its natural gas consumption with fuel oil and diesel. In fact, SQM's current projections indicate that it will be able to meet its annual production and sales programs.

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         The potential lower consumption of natural gas and the consequent higher consumption of fuel oil and diesel will result in higher production costs that at this time and with the current available information is very hard to assess. SQM will, however, timely notify this Superintendence and the market about the financial effects that may arise as a consequence of any reduction in the natural gas supply contracted with Distrinor. This, regardless of the actions that SQM may exercise against Distrinor and third parties involved to request the fulfillment of their contractual obligations and indemnifications arising from the reduction in natural gas supply.

      We remain at your disposal to clarify any additional aspects that you may deem relevant in relation to the above.

      Yours truly,





                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.


                         CONF: /S/ PATRICIO CONTESSE G.
                             ------------------------------
                              PATRICIO CONTESSE G.
                             CHIEF EXECUTIVE OFFICER



Cc:      Santiago Stock Exchange
         Brokers Stock Exchange
         Electronic Stock Exchange
         New York Stock Exchange
         Securities and Exchange Commission
         The Bank of New York



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.



                          Conf: /s/ Matias Astaburuaga
                               ----------------------------
                               Matias Astaburuaga
                                 General Counsel




                             Date: January 19, 2005